Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

William K. Phelan Senior Vice President, Controller and Chief Accounting Officer bphelan@searshc.com

VIA EDGAR

May 19, 2011

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation

Form 10-K for Fiscal Year Ended January 29, 2011

Filed March 11, 2011

File No. 0-51217

Dear Mr. Thompson:

I want to thank you for your comments concerning the above-referenced documents, as set forth in your letter dated May 9, 2011, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission May 19, 2011	Page 2

Form 10-K for Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.	We note your disclosure in the Business Section on page 3 that the Sears Hometown Stores are primarily independently-owned stores and carry proprietary Sears brand products. Please tell us how these operations affect the Company’s revenues and income and your consideration of disclosing revenues from independently-owned stores.

Response

Sears Hometown Stores, the majority of which are independently owned, sell merchandise predominately consisting of appliances, consumer electronics, lawn and garden equipment and hardware which is procured, owned and warehoused by Holdings. Revenues related to Hometown Stores represent the gross amount of merchandise sales to the customer and is recorded in accordance with ASC 605-45. The business operations of Sears Hometown Stores are not material to the consolidated operations, and there have not been significant changes in the results of operations at Sears Hometown Stores in fiscal 2010 compared to prior years. The product offerings at Hometown Stores are consistent with the hard-line merchandise at other business formats within the Sears Domestic segment. We have not separately disclosed revenues from independently-owned stores because of the immaterial percentage of such revenue to consolidated revenue. Furthermore, we have not separately discussed operations of Hometown Stores in MD&A because the operations are not material to the consolidated operations, and management does not expect operations of Sears Hometown Stores to become material with respect to consolidated operations.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 53

Note 3 – Borrowings, page 62

Domestic Credit Agreement, page 64

2.	Please tell us your consideration of disclosing the amount of dividends that you are able to declare as of the most recent balance date without breaching the covenants contained in your Domestic Credit Agreement. We believe this disclosure should be provided to comply with the intent of Rule 4-08(e)(1) of Regulation S-X.

Response

Our domestic revolving credit facility limits certain payments (including dividends and share repurchases) if certain conditions exist. Specifically, the credit facility has a “springing” restriction on such payments that is triggered if remaining availability under the revolving credit facility falls below designated levels.

Because the restrictions determined at any point in time are a function of usage, which fluctuates, we believe that it is more useful to the financial statement user to describe how the restriction is determined, rather than providing a specific amount as of a balance sheet date.

Further, please note that Sears Holdings has not paid any dividends to date and does not expect to pay any in the foreseeable future. In Part II, Item 5 of the Form 10-K, we clearly disclose that as follows:

Holdings has not paid and does not expect to pay dividends in the foreseeable future.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission May 19, 2011	Page 3

Note 7 – Benefit Plans, page 70

3.	Please tell us your consideration of disclosing the valuation techniques and inputs used to develop fair value measurements of pension plan assets in accordance with ASC 715- 20-50-1-d.5.iv.

Response

In response to the staff’s comment, we will, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending January 28, 2012, provide disclosure of valuation techniques and inputs used to develop fair value measurements of pension plan assets in accordance with ASC 715-20-50-1-d.5.iv. The revised disclosure will be similar to the draft disclosure shown below and included in the Benefit Plans Note to Financial Statements.

Level 1 cash equivalents and other short-term investments, common and preferred stock, pooled equity funds and fixed income securities are valued using a market approach on quoted market prices of identical instruments. Level 2 cash equivalent and short-term investments are valued daily by the fund using a market approach with inputs that include quoted market prices for similar instruments. Level 2 fixed income securities are valued at the net asset value provided by the fund administrator and have daily or monthly liquidity.

Due to the immaterial nature of Level 3 investments in the current year, we elect not to provide disclosure of the valuation techniques.

Note 18 – Summary of Segment Data, page 90

4.	We note your discussion of various product categories in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 23 and 25. Please tell us your consideration of disclosing revenues for each group of similar products and services or stating that such disclosure is not practicable. Please refer to ASC 280-10-50-40.

Response

In response to the staff’s comment, we will, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending January 28, 2012, provide disclosure of revenue by group of similar products and services as provided by ASC 280-10-50-40. The revised disclosure will be similar to the draft disclosure shown below, which is based on our fiscal 2010 Note 18 – Summary of Segment Data, page 90.

These reportable segment classifications are based on our business formats, as described in Note 1. The Kmart and Sears Canada formats represent both an operating and reportable segment. The Sears Domestic reportable segment consists of the aggregation of several business formats. These formats are evaluated by our Chief Operating Decision Maker to make decisions about resource allocation and to assess performance. Each of these segments derives its revenues from the sale of merchandise and related services across formats to customers, primarily in the United States and Canada. The merchandise and service categories are as follows:

(i)	Hardlines – consists of appliances, consumer electronics, lawn and garden, tools and hardware, automotive parts, household goods, toys, housewares and sporting goods;

(ii)	Apparel and Soft Home – includes womens, mens, kids, footwear, jewelry, accessories and soft home;

(iii)	Food and Drug – consists of food and consumables, pharmacy and drugstore; and

(iv)	Service and Other – includes repair, installation and automotive service and extended contract revenue.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission May 19, 2011	Page 4

	2010
Millions	Kmart	Sears Domestic	Sears Canada	Sears Holdings
Merchandise sales and services	$15,593	$22,937	$4,796	$43,326

Costs and expenses
Cost of sales, buying and occupancy	11,757	16,358	3,333	31,448
Selling and administrative	3,341	6,086	1,144	10,571
Depreciation and amortization	149	651	100	900
Gain on sales of assets	(7)	(46)	(14)	(67)

Total costs and expenses	15,240	23,049	4,563	42,852

Operating income (loss)	$353	$(112)	$233	$474

Total assets	$6,085	$15,207	$2,976	$24,268

Capital expenditures	$153	$231	$57	$441

The percentage of sales from each merchandise and service category as a percentage of Merchandise sales and services for the reportable segments and in total are as follows:

Hardlines	31.3%	62.5%	54.4%	50.4%
Apparel and Soft Home	30.8%	23.8%	37.0%	27.8%
Food and Drug	37.3%	0.2%	—	13.5%
Service and Other	0.6%	13.5%	8.6%	8.3%

Note 19 – Legal Proceedings, page 91

5.	We understand that you do not record liabilities for contingencies where the occurrence of loss is probable and the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible. Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for such contingencies or state that such an estimate cannot be made. In addition, we note your disclosure that the ultimate liability for unresolved proceedings is not expected to have a material adverse effect on your financial position, liquidity or capital resources taking into account insurance coverage. Please tell us how you consider insurance coverage in estimating probable and reasonably possible losses. Please refer to ASC 450-20-50.

Response

In response to the staff’s comment, we will, in future filings, provide the revised disclosure of the following paragraphs of Note – 19 Legal Proceedings as set forth below:

In accordance with accounting standards regarding loss contingencies, we accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, our evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of our financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then we disclose the nature of the loss contingencies, together with an estimate of the range of possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, an adverse outcome from certain matters could have a material adverse effect on our earnings in any

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission May 19, 2011	Page 5

given reporting period. However, in the opinion of our management, after consulting with legal counsel, and taking into account insurance and reserves, the ultimate liability is not expected to have a material adverse effect on our financial position, liquidity or capital resources.

We further advise you that when a loss is covered by insurance and is considered material, we will disclose the proceeds from insurance and the gross amount of the loss in our financial statements. There are no material cases in the years presented in the Form 10-K for which we had insurance coverage that lowered our estimates of loss.

* * * * * * * * *

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-2343.

Sincerely,

/s/ William K. Phelan William K. Phelan Senior Vice President, Controller and Chief Accounting Officer

cc:	Mr. Louis J. D’Ambrosio

Chief Executive Officer and President

Sears Holdings Corporation

Mr. Michael D. Collins

Senior Vice President and Chief Financial Officer

Sears Holdings Corporation

Mr. Dane A. Drobny

Senior Vice President, General Counsel and Corporate Secretary

Sears Holdings Corporation